

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via Email
Ms. Colette M. Kress
Executive Vice President and Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re: NVIDIA Corporation**
> **Form 10-K for the Year Ended January 26, 2014**
> **Filed March 13, 2014**
> **File No. 000-23985**

Dear Ms. Kress:

We have reviewed your letter dated July 14, 2014 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 26, 2014

Note 16. Segment Information, page 95

1. We note your response to prior comment 1. To help better understand your response please address the following:

- Please provide us with a clear description of the nature of the products for each of your major product lines (GeForce, Quadro, Tesla, GRID, Tegra, Icera, Tegra NOTE, Tegra VCM and SHIELD). In this regard, please also describe any major similarities and differences among the product lines.

- You state that many of the products are based on the same underlying technology, and that serves as part of your basis for concluding they are similar products. Please explain to us in the nature of customization or enhancements that is done to the base underlying technology in order to create the product lines that you reference.

- We note that you serve four diverse target markets (Gaming, Design and Visualization, HPC and Data Center, Auto and Smart Devices), please explain to us how each of your product lines serves each target market. Given the diversity of your end markets, please explain to us why you believe the products serving those end markets are substantially similar.

- To the extent available, please provide us with revenue and gross profit by product line for your last two fiscal years. Within your analysis please address any significant differences between revenue growth rates and gross margin percentages for each of your product lines.

2. As a related matter we note from your response that you "make reference in [y]our MD&A to [y]our product lines in order to help investors understand the product lines in each segment and provide insight into the segment's performance." Given this please explain to us why you believe investors would not benefit from disclosures of revenues by product line in your financial statements.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief